

May 13, 2011

Andreas Wilcken, Jr.
President
Moving Box Inc.
222 E. Jones Ave.
Wake Forest, NC 27587

> **Re: Moving Box Inc.**
> **Amendment No. 5 to**
> **Registration Statement on Form S-1**
> **Filed May 2, 2011**
> **Amendment No. 6 to**
> **Registration Statement on Form S-1**
> **Filed May 3, 2011**
> **File No. 333-168738**

Dear Mr. Wilcken:

We have received your response to our prior comment letter to you dated April 20, 2011 and have the following additional comments.

General

1. Please explain to us the meaning of the phrase repeated throughout, "We do anticipate entering into any binding contracts, agreements or commitments with any distributors for the Movie… until after this registration statement has been declared effective and we have secured a qualification."

2. Please update references in your disclosure to information as of December 31, 2010 on pages 8, 11 and 32 or advise.

Summary Information and Risk Factors, page 5

Business, page 5

3. We note your disclosure in the last bullet point on page five that you do not intend to release A Box for Rob until after your registration statement has been declared effective and you have secured a qualification on the OTC Bulletin Board. Please revise your disclosure here and similar disclosure elsewhere in the filing to discuss when you anticipate releasing A Box for Rob given your disclosure

elsewhere in the prospectus that no market maker has filed an application with FINRA and it may take two to eight weeks for FINRA to issue a trading symbol or if you do not secure qualification on the OTC Bulletin Board.

4. We note your response to our prior comment five. Please reconcile your statement in the fourth full paragraph on page six and similar disclosures elsewhere in the prospectus regarding an estimated $10,000 in remaining costs for going public and $25,000 in costs of staying public with your disclosure on pages 10 and 28 regarding "costs associated with SEC requirements associated with going and staying public, estimated to be less than $25,000 annually" or advise. Additionally, please advise as to how your estimated registration expenses are $25,000 as set forth on pages 6 and 36 when you estimate $10,000 in remaining unpaid costs of going public and it appears that you have spent, as of December 31, 2010, a total of $18,384 in attorney and auditing fees as disclosed in the sixth full paragraph on page 27.

Description of Business, page 19

Organization, page 19

5. While we note your response to our prior comment seven, it appears that the general and administrative expenses that are set forth in the third and sixth full paragraphs on page 27 do not relate to the costs of going public but are instead travel costs, interest expenses, marketing costs and telephone expenses which you could incur in addition to any additional registration costs. Given that Mr. Wilcken will only pay going and staying public expenses prior to effectiveness of your registration statement and qualification for listing of your securities on the OTC Bulletin Board, please advise as to how you will pay any other expenses of MBE or Moving Box prior to the effectiveness of the registration statement and qualification for listing of your securities on the OTC Bulletin Board.

Competition, page 24

6. We note your response to our prior comment four and reissue in part. Please update the last paragraph on this section on page 25.

Financial Statements for Interim Period Ended December 31, 2010

Statements of Operations, page F-15

7. We note the amounts presented in your statement of operations for the development stage period from January 1, 2010 through December 31, 2010 are inconsistent with the amounts presented in the statement of operations for the nine-month period from April 1, 2010 through December 31, 2010. For example,

you disclose that production costs were $248,565 for the nine-month period ended December 31, 2010, but only disclose production costs of $157,811 for the development stage period. Please revise the disclosure in your statements of operations, as appropriate.

Other

8. Please include updated financial statements that meet the guidelines outlined in Rule 8-08 of Regulation S-X in the next amendment to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3505 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Michael Williams, Esq.
       Fax: (813) 397-3930